                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              VARI-L COMPANY, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
        WITH AN EXERCISE PRICE GREATER THAN OR EQUAL TO $34.50 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   Copies to:

      RICHARD P. DUTKIEWICZ                      JAMES C. T. LINFIELD, ESQ.
     CHIEF FINANCIAL OFFICER                       DANIEL P. MEEHAN, ESQ.
      VARI-L COMPANY, INC.                           COOLEY GODWARD LLP
       4895 PEORIA STREET                   380 INTERLOCKEN CRESCENT, SUITE 900
     DENVER, COLORADO 80239                      BROOMFIELD, COLORADO 80021
         (303) 371-1560                                (720) 566-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
     ----------------------                          --------------------

           $284,799.24                                      $26.20

* Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $1.22, the closing sales price of Vari-L's Common Stock on April 23, 2002, as reported on the Pink Sheets LLC, and assumes that options to purchase 233,442 shares of Vari-L's Common Stock will be exchanged and/or cancelled pursuant to this Offer. The amount of the filing fee under
Section 13(e) of the Securities Exchange Act of 1934, as amended, is calculated in accordance with Fee Rate Advisory #8 dated January 16, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: $26.20     Filing party: Vari-L Company, Inc.
           Form or Registration No.: SC TO       Date filed: April 25, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the Following box if the filing is a final amendment reporting the results of the tender offer. [X]

INTRODUCTORY STATEMENT.

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule") filed with the Securities and Exchange Commission on April 25, 2002, relating to an offer by Vari-L Company, Inc., a Colorado corporation (the "Company"), to exchange certain options to purchase shares of the Company's common stock, par value $0.01 per share on the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options to Common Stock, dated April 25, 2002, as amended (the "Offer to Exchange").

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule is hereby amended and supplemented as follows:

         The Offer to Exchange expired at 12:00 midnight, U.S. Mountain Time, on Thursday, May 23, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 181,839 shares of common stock from 49 out of 50 eligible participants, representing approximately 77.4% of the shares subject to options that were eligible to be exchanged. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue replacement options to purchase an aggregate of up to 181,839 shares of common stock in exchange for the options surrendered pursuant to the Offer to Exchange.

ITEM 12. EXHIBITS.

         (a)(1)(A) Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 25, 2002.*

         (a)(1)(B)    Election Form.*

         (a)(1)(C)    Notice of Withdrawal.*

         (a)(1)(D)    Confirmation of Receipt of Election Form.*

         (a)(1)(E)    Confirmation of Receipt of Notice of Withdrawal.*

         (a)(1)(F)    Reminder of Expiration Date.*

         (a)(1)(G) Cover Letter dated April 25, 2002, to holders of Eligible Option Grants.*

         (a)(1)(H)    Form of Letter to Tendering Option Holders.*

         (a)(1)(I)    Notification of Amendment to Offer to Exchange.*

         (b)          Not applicable.

         (d)(1) Tandem Stock Option and Stock Appreciation Rights Plan. Filed as an exhibit to the Company's Report on Form 10-Q for the period ended March 31, 2002 and incorporated herein by reference.

         (g)          Not applicable.

         (h)          Not applicable.

*        Previously filed



                                       1.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                             VARI-L COMPANY, INC.


                                                /s/ Richard P. Dutkiewicz
                                             -----------------------------------
                                                    Richard P. Dutkiewicz
                                                    Chief Financial Officer

Date: May 24, 2002







                                       2.

                                INDEX TO EXHIBITS

          EXHIBIT NUMBER      DESCRIPTION

             (a)(1)(A)        Offer to Exchange Outstanding Options to Purchase
                              Common Stock, dated April 25, 2002.*

             (a)(1)(B)        Election Form.*

             (a)(1)(C)        Notice of Withdrawal.*

             (a)(1)(D)        Confirmation of Receipt of Election Form.*

             (a)(1)(E)        Confirmation of Receipt of Notice of Withdrawal.*

             (a)(1)(F)        Reminder of Expiration Date.*

             (a)(1)(G)        Cover Letter dated April 25, 2002, to holders of
                              Eligible Option Grants.*

             (a)(1)(H)        Form of Letter to Tendering Option Holders.*

             (a)(1)(I)        Notification of Amendment to Offer to Exchange.*

             (b)              Not applicable.

             (d)(1)           Tandem Stock Option and Stock Appreciation Rights
                              Plan. Filed as an exhibit to the Company's Report on Form 10-Q for the period ended March 31, 2002 and incorporated herein by reference.

             (g)              Not applicable.

             (h)              Not applicable.

*        Previously filed



                                       3.